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Agrium Shareholders Vote in line with Management’s Recommendations for All Resolutions at the Annual Shareholders Meeting

May 2, 2017—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) held its annual shareholders meeting on May 2, 2017, at Agrium Place in Calgary, Alberta. A total of 104,190,095 shares, representing 75.41% of shares outstanding were represented in person or by proxy.

Below are the results of the matters that were voted on by shareholders:

1.	Election of Directors

Agrium’s nine director nominees were elected:

Nominee	Votes For (percent)	Votes Withheld (percent)

Maura J. Clark	99.20%	0.80%

David C. Everitt	99.05%	0.95%

Russell K. Girling	99.45%	0.55%

Russell J. Horner	99.55%	0.45%

Miranda C. Hubbs	99.78%	0.22%

Chuck V. Magro	99.66%	0.34%

A. Anne McLellan	99.57%	0.43%

Derek G. Pannell	96.00%	4.00%

Mayo M. Schmidt	99.07%	0.93%

2.	Appointment of Auditors

The re-appointment of KPMG LLP as auditors was approved.

Votes For (percent)	Votes Withheld (percent)

97.94%	2.06%

3.	Advisory Vote on Executive Compensation

The advisory vote on management’s approach to executive compensation was approved.

Votes For (percent)	Votes Against (percent)

96.18%	3.82%

About Agrium

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of approximately eleven million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fibre. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761